Copa Holdings Reports Fourth-Quarter and Full-Year 2025 Financial Results
Panama City, Panama --- February 11, 2026. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the fourth quarter (4Q25) and full year 2025, closing another year of industry-leading profitability and operational excellence. Key highlights include:

Fourth Quarter 2025
•Net profit of US$172.6 million, or US$4.18 per share, representing a 5.3% year‑over‑year increase in earnings per share. Excluding a US$7.2 million non‑cash, maintenance‑related adjustment to the provision for future leased‑aircraft return obligations, as well as a US$6.0 million foreign‑currency loss mainly due to volatility in the Brazilian real, EPS for the quarter would have been US$4.46, a 12.3% increase compared to 4Q24.
•Operating margin of 21.8% and net margin of 17.9% for the quarter, a decrease of 1.4 and 1.0 percentage points, respectively, compared to 4Q24. Excluding the non‑cash maintenance‑related adjustment, the Company would have reported an operating margin for the quarter of 22.5%.
•Capacity, measured in ASMs, grew by 9.9% year over year in 4Q25.
•Revenue per available seat mile (RASM) of 11.3 cents in 4Q25, a decrease of 0.3% compared to 4Q24.
•Operating cost per available seat mile (CASM) increased by 1.6% compared to 4Q24 to 8.8 cents, and CASM excluding fuel (Ex-fuel CASM) increased 0.7% year over year to 5.9 cents. Excluding the non‑cash maintenance‑related adjustment, the Company would have reported an Ex-fuel CASM of 5.8 cents.
•The Company ended the quarter with approximately US$1.6 billion in cash, short-term and long-term investments, which represent 44% of the last twelve months’ revenues.
•The Company closed 4Q25 with an Adjusted Net Debt to EBITDA ratio of 0.6 times.
•During the quarter, the Company took delivery of four Boeing 737 MAX 8 aircraft to end the year with a total fleet of 125 aircraft.
•Copa Airlines had an on-time performance for the quarter of 89.0% and a flight completion factor of 99.8%, once again positioning itself among the very best in the industry.
Full Year 2025
•Net profit of US$671.6 million or US$16.28 per share, an 11.9% year-over-year increase in earnings per share.
•Operating margin of 22.6% and net margin of 18.6% for 2025, an increase of 0.8 and 1.0 percentage points, respectively, compared to 2024.
•Capacity, measured in ASMs, grew 7.8% compared to 2024.
•Revenue per available seat mile (RASM) of 11.2 cents, a decrease of 2.6% compared to 2024.
•Operating cost per available seat mile (CASM) decreased by 3.6% compared to 2024 to 8.6 cents, and CASM excluding fuel (Ex-fuel CASM) decreased 0.7% year over year to 5.8 cents.

1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2024 (4Q24).

Subsequent events
•On February 11, 2026, the Board of Directors of Copa Holdings approved a 2026 quarterly dividend payment of US$1.71 per share. Dividends will be distributed in March, June, September, and December. The first quarterly dividend of US$1.71 per share will be paid on March 13, 2026, to shareholders on record as of February 27, 2026.
•Copa Airlines was recognized by Cirium for the eleventh time as the most on-time airline in Latin America in 2025. Copa Airlines’ on-time performance of 90.75% for the year was the highest of any carrier in the Americas and the second best in the world, reaffirming its position as one of the leading airlines in the industry.
•In January, the Company announced that it will start offering Wi-Fi onboard beginning October 2026. Further details will be shared throughout the year.
•In January 2026, the Company took delivery of one additional Boeing 737 MAX 8 aircraft, bringing its total fleet to 126 aircraft.

Management’s comments on 4Q25 and full-year results
Copa Holdings closed 2025 with another year of strong financial results and operational performance, reaffirming the strength of its business model, which is based on operating the best-positioned and most efficient hub for international travel within the Americas. For the full year, the Company delivered industry-leading profitability, including an operating margin of 22.6% and a net margin of 18.6%, while growing earnings per share by 11.9% compared to 2024.
These results are supported by strong demand trends across the region, the Company’s ability to continue lowering its unit costs, a passenger‑friendly product, and its relentless focus on operational excellence.
In 2025, Copa was recognized by Cirium for the 11th time as the most on‑time airline in Latin America, underscoring the Company’s commitment to reliability and strengthening its competitive position in the region. Copa Airlines’ on-time performance of 90.75% for the year was the highest of any carrier in the Americas and the second best in the world, reaffirming its position as one of the leading airlines in the industry.
For the fourth quarter, operating revenues increased 9.6% year over year to US$962.9 million. Unit revenue or RASM was 11.3 cents, a decrease of 0.3% compared to 4Q24, while the Company increased its capacity, measured in ASMs, by 9.9%. This revenue performance was driven by a 0.2 percentage-point load factor increase to 86.4%, partially offset by a 0.6% decrease in yields.
Operating expenses increased in the quarter 11.6% year over year to US$753.3 million, primarily driven by capacity growth, higher maintenance-related costs, and an increase in the average price of jet fuel. Copa Holdings reported a cost per available seat mile (CASM) of 8.8 cents in 4Q25, up 1.6% versus 4Q24 and an Ex-fuel CASM of 5.9 cents, a 0.7% increase compared to the same period in 2024.
The increase in maintenance expenses reflects a US$7.2 million non-cash adjustment to the provision for future leased‑aircraft return obligations, driven by a reduction in the discount rate used to calculate the present value of expected end-of-lease costs. Excluding this item, ex‑fuel CASM would have decreased 0.8% year over year to 5.8 cents.
For the full year, Copa Holdings delivered a cost per available seat mile (CASM) of 8.6 cents, a decrease of 3.6% versus 2024, and an Ex-fuel CASM of 5.8 cents, a 0.7% decrease compared to 2024, reaffirming our disciplined approach to managing costs across the organization. This focus on efficiency remains central to the Company’s ability to sustain a competitive cost structure and deliver industry-leading results.
Copa Holdings continues to maintain a solid liquidity position, ending the quarter with US$1.6 billion in cash, short-term and long-term investments—representing 44% of the last twelve months’ revenues—and an Adjusted Net Debt to EBITDA ratio of 0.6 times. Additionally, the Company ended the quarter with 47 unencumbered aircraft in its fleet.
The Company remains focused on leveraging its Hub of the Americas® in Panama to deliver the region’s most complete and convenient network for intra-Americas travel. Continued strong demand trends in the region, combined with the Company’s structurally low unit costs, best-in-class on-time performance, and a passenger-friendly product, position Copa Holdings for sustained profitability and growth in the years ahead.

Outlook for 2026
For 2026, the Company is providing the following outlook: operating margin is expected to be within a range of 22% to 24%, and consolidated capacity is expected to increase within a range of 11% to 13% over 2025.

Financial Outlook	2026 Guidance	2025
Capacity – YOY ASM growth	11-13%	7.8%
Operating Margin	22-24%	22.6%
Factored into this outlook is a load factor of approximately 87%, unit revenue (RASM) of approximately 11.2 cents, unit costs excluding fuel (Ex-fuel CASM) of approximately 5.7 cents, and an all-in fuel price of US$2.50 per gallon.
Conference Call and Webcast
The Company will hold its financial results conference call tomorrow at 11 am ET (11 am local). Details follow:

Date:	February 12, 2026
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BI1d36e664255844b9ae98aebc3a3c4f47
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

Investor Relations
investor.relations@copaair.com

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	4Q25	4Q24	% Change	3Q25	% Change	YTD25	YTD24	% Change
Revenue Passengers Carried (000s)	3,935	3,444	14.3%	3,806	3.4%	14,853	13,467	10.3%
Revenue Passengers OnBoard (000s)	5,834	5,168	12.9%	5,695	2.5%	22,103	20,115	9.9%
RPMs (millions)	7,359	6,682	10.1%	7,249	1.5%	28,210	25,966	8.6%
ASMs (millions)	8,513	7,747	9.9%	8,238	3.3%	32,408	30,077	7.8%
Load Factor	86.4%	86.3%	0.2 p.p	88.0%	-1.5 p.p	87.0%	86.3%	0.7 p.p
Yield (US$ Cents)	12.4	12.5	(0.6)%	11.9	4.5%	12.2	12.7	(4.1)%
PRASM (US$ Cents)	10.7	10.8	(0.4)%	10.5	2.6%	10.6	10.9	(2.9)%
RASM (US$ Cents)	11.3	11.3	(0.3)%	11.1	2.0%	11.2	11.5	(2.6)%
CASM (US$ Cents)	8.8	8.7	1.6%	8.5	4.0%	8.6	9.0	(3.6)%
CASM Excl. Fuel (US$ Cents)	5.9	5.9	0.7%	5.6	5.1%	5.8	5.8	(0.7)%
Fuel Gallons Consumed (millions)	98.6	91.2	8.1%	96.1	2.5%	377.5	354.5	6.5%
Avg. Price Per Fuel Gallon (US$)	2.50	2.38	5.0%	2.44	2.5%	2.45	2.66	(8.0)%
Average Length of Haul (miles)	1,870	1,940	(3.6)%	1,905	(1.8)%	1,899	1,928	(1.5)%
Average Stage Length (miles)	1,236	1,260	(1.9)%	1,243	(0.5)%	1,242	1,257	(1.2)%
Departures	41,942	37,596	11.6%	40,441	3.7%	159,197	146,607	8.6%
Block Hours	133,488	121,549	9.8%	128,263	4.1%	505,888	470,751	7.5%
Average Aircraft Utilization (hours)	11.9	12.0	(0.9)%	11.9	(0.8)%	11.9	11.9	0.8%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q25	4Q24	Change	3Q25	Change	YTD25	YTD24	Change
Operating Revenues
Passenger revenue	913,623	834,758	9.4%	861,339	6.1%	3,431,253	3,293,362	4.2%
Cargo and mail revenue	32,036	28,966	10.6%	29,680	7.9%	115,718	100,507	15.1%
Other operating revenue	17,228	14,896	15.7%	22,130	(22.1%)	70,851	52,330	35.4%
Total Operating Revenue	962,888	878,620	9.6%	913,149	5.4%	3,617,822	3,446,198	5.0%

Operating Expenses
Fuel	249,177	219,232	13.7%	236,809	5.2%	932,251	949,309	(1.8%)
Wages, salaries, benefits and other employees' expenses	137,906	123,575	11.6%	124,266	11.0%	501,979	470,644	6.7%
Passenger servicing	27,523	25,748	6.9%	27,495	0.1%	105,233	109,243	(3.7%)
Airport facilities and handling charges	68,996	64,655	6.7%	70,736	(2.5%)	270,041	252,798	6.8%
Sales and distribution	55,604	50,548	10.0%	52,994	4.9%	208,289	207,968	0.2%
Maintenance, materials and repairs	46,075	34,567	33.3%	35,074	31.4%	156,741	105,936	48.0%
Depreciation and amortization	97,385	85,085	14.5%	93,028	4.7%	365,136	330,710	10.4%
Flight operations	38,413	34,675	10.8%	36,349	5.7%	141,276	129,521	9.1%
Other operating and administrative expenses	32,221	36,787	(12.4%)	24,093	33.7%	117,916	137,119	(14.0%)
Total Operating Expense	753,300	674,871	11.6%	700,844	7.5%	2,798,862	2,693,247	3.9%

Operating Profit/(Loss)	209,588	203,749	2.9%	212,305	(1.3%)	818,959	752,951	8.8%
Operating Margin	21.8%	23.2%	-1.4 p.p	23.2%	-1.4 p.p	22.6%	21.8%	0.8 p.p

Non-operating Income (Expense):
Finance cost	(27,478)	(21,498)	27.8%	(24,396)	12.6%	(98,393)	(84,493)	16.5%
Finance income	16,545	16,064	3.0%	14,878	11.2%	62,592	58,912	6.2%
Gain (loss) on foreign currency fluctuations	(6,021)	(11,489)	(47.6%)	(892)	575.3%	(4,633)	(33,991)	(86.4%)
Net change in fair value of derivatives	178	2,706	(93.4%)	(381)	nm	(4,325)	4,469	nm
Other non-operating income (expense)	(857)	(501)	71.1%	1,235	nm	1,409	7,940	(82.3%)
Total Non-Operating Income/(Expense)	(17,633)	(14,718)	19.8%	(9,556)	84.5%	(43,349)	(47,163)	(8.1%)

Profit before taxes	191,955	189,031	1.5%	202,749	(5.3%)	775,610	705,789	9.9%

Income tax expense	(19,332)	(23,262)	(16.9%)	(29,399)	(34.2%)	(103,962)	(97,674)	6.4%

Net Profit/(Loss)	172,623	165,769	4.1%	173,350	(0.4%)	671,648	608,114	10.4%
Net Margin	17.9%	18.9%	-1.0 p.p	19.0%	-1.1 p.p	18.6%	17.6%	1.0 p.p

Basic Earnings Per Share (EPS)	4.18	3.98	5.3%	4.20	(0.5)%	16.28	14.55	11.9%

Shares for calculation of Basic EPS (000s)	41,248	41,696	(1.1)%	41,248	—%	41,258	41,796	(1.3)%

Operating revenue
Consolidated revenue for 4Q25 totaled US$962.9 million, a 9.6% increase compared to 4Q24 on 9.9% capacity growth, measured in ASMs.
Passenger revenue totaled US$913.6 million, an increase of 9.4% year-over-year, driven by a 10.1% increase in RPMs, partially offset by a 0.6% decrease in passenger yield.
Cargo and mail revenue totaled US$32.0 million, up 10.6% year-over-year, driven by higher cargo volumes resulting from the addition of a second freighter operation.
Other operating revenue totaled US$17.2 million, a 15.7% increase compared to 4Q24, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 4Q25 totaled US$753.3 million, an 11.6% increase year-over-year, primarily due to capacity growth, higher maintenance expenses, and a higher average jet fuel price.
Fuel totaled US$249.2 million, an increase of 13.7%, driven by an 8.1% increase in gallons consumed and a 5.0% higher average fuel price.
Wages, salaries, benefits, and other employee expenses totaled US$137.9 million, up 11.6%, mostly reflecting additional operational staff to support capacity growth.
Passenger servicing totaled US$27.5 million, up 6.9%, driven by a 12.9% increase in onboard passengers, partially offset by fewer operational disruptions compared to 4Q24.
Airport facilities and handling charges totaled US$69.0 million, a 6.7% year-over-year increase, mainly driven by increased departures, partially offset by changes in the mix of routes and improved longer-term contracts in certain airports.
Sales and distribution totaled US$55.6 million, a 10.0% increase mostly due to higher sales driven by capacity growth, partially offset by a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$46.1 million, a 33.3% increase compared to 4Q24. This increase reflects a US$7.2 million non-cash adjustment to the provision for future leased‑aircraft return obligations, driven by a reduction in the discount rate used to calculate the present value of expected end-of-lease costs. Excluding this impact, maintenance, materials, and repairs would have increased by 12.3% compared to 4Q24.
Depreciation and amortization totaled US$97.4 million, a 14.5% year-over-year increase, due to higher amortization of aircraft and maintenance events.
Flight operations totaled US$38.4 million, a 10.8% year-over-year increase, mainly driven by an increase in block hours and route mix.
Other operating and administrative expenses totaled US$32.2 million, a 12.4% decrease compared to the same period in 2024, mainly due to realized gains from engine exchange transactions. Of note, starting 4Q25, engine exchange transactions, previously booked under maintenance, materials, and repair expenses, are now booked under other operating and administrative expenses.

Non-operating Income (Expense)
Consolidated non-operating income (expense) totaled US$(17.6) million in 4Q25.
Finance cost totaled US$(27.5) million, comprised of US$18.6 million related to loan interest expenses, US$4.6 million in interest charges related to operating leases, and US$4.3 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$16.5 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$(6.0) million, mainly driven by the devaluation of the Brazilian real during the quarter.
Net change in fair value of derivatives totaled US$0.2 million, due to mark-to-market gains on hedge positions related to the Brazilian real.
Other non-operating income (expense) totaled US$(0.9) million in 4Q25.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	December 2025	December 2024
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	382,554	613,313
Short-term investments	955,604	585,919
Total cash, cash equivalents and short-term investments	1,338,159	1,199,232
Accounts receivable, net	194,425	166,014
Accounts receivable from related parties	3,217	2,976
Expendable parts and supplies, net	148,127	132,341
Prepaid expenses	55,209	42,926
Prepaid income tax	6,172	11,678
Other current assets	32,769	21,710
	439,919	377,646
TOTAL CURRENT ASSETS	1,778,078	1,576,878
Long-term investments	248,579	248,936
Long-term prepaid expenses	5,434	8,237
Property and equipment, net	4,120,055	3,458,261
Right of use assets	296,761	309,303
Intangible, net	104,071	96,753
Net defined benefit assets	3,220	1,058
Deferred tax assets	19,873	20,749
Other Non-Current Assets	6,952	22,113
TOTAL NON-CURRENT ASSETS	4,804,946	4,165,410
TOTAL ASSETS	6,583,024	5,742,288
LIABILITIES
Loans and borrowings	172,885	254,854
Current portion of lease liability	66,132	59,103
Accounts payable	164,320	229,104
Accounts payable to related parties	1,333	1,624
Air traffic liability	737,616	621,895
Frequent flyer deferred revenue	155,584	132,065
Taxes Payable	62,931	55,505
Accrued expenses payable	66,016	62,673
Income tax payable	11,929	9,801
Other Current Liabilities	1,361	1,270
TOTAL CURRENT LIABILITIES	1,440,107	1,427,894

Loans and borrowings long-term	1,807,556	1,415,953
Lease Liability	258,383	270,594
Deferred tax Liabilities	59,217	37,476
Other long - term liabilities	242,337	217,626
TOTAL NON-CURRENT LIABILITIES	2,367,494	1,941,649
TOTAL LIABILITIES	3,807,600	3,369,543
EQUITY
Class A - 34,229,801 issued and 30,200,428 outstanding	23,290	23,244
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	220,190	214,542
Treasury Stock	(300,143)	(291,438)
Retained Earnings	2,168,911	1,826,565
Net profit	671,648	608,114
Other comprehensive loss	(15,939)	(15,748)
TOTAL EQUITY	2,775,423	2,372,745
TOTAL EQUITY LIABILITIES	6,583,024	5,742,288

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the twelve months ended
(In US$ thousands)

	2025	2024
	(Unaudited)	(Audited)
Net cash flow from operating activities	1,123,779	969,729
Investing activities
Net Acquisition of Investments	(365,486)	139,938
Net cash flow related to advance payments on aircraft purchase contracts	(106,506)	160,302
Acquisition of property and equipment	(815,726)	(626,161)
Proceeds from sale of property and equipment	163	12,958
Acquisition of intangible assets	(30,921)	(30,179)
Cash flow used in investing activities	(1,318,476)	(343,142)
Financing activities
Proceeds from new borrowings	552,200	414,587
Payments on loans and borrowings	(254,616)	(216,649)
Payment of lease liability	(59,089)	(61,140)
Repurchase of treasury shares	(8,705)	(87,308)
Dividends paid	(265,852)	(269,139)
Cash flow used in financing activities	(36,062)	(219,649)
Net (decrease) increase in cash and cash equivalents	(230,759)	406,938
Cash and cash equivalents as of January 1	613,313	206,375
Cash and cash equivalents as of December 31	$382,554	$613,313

Short-term investments	955,604	585,919
Long-term investments	248,579	248,936
Total cash and cash equivalents and investments as of December 31	$1,586,737	$1,448,168

    7

Copa Holdings, S. A. and Subsidiaries
Non-IFRS Financial Measures Reconciliation
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel and Adjusted Net Debt to EBITDA. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	4Q25	4Q24	3Q25	YTD25	YTD24

Operating Costs per ASM as Reported (in US$ Cents)	8.8	8.7	8.5	8.6	9.0
Aircraft Fuel Cost per ASM (in US$ Cents)	2.9	2.8	2.9	2.9	3.2
Operating Costs per ASM excluding fuel (in US$ Cents)	5.9	5.9	5.6	5.8	5.8

Reconciliation of Adjusted Net Debt to EBITDA	4Q25	4Q24	3Q25

Adjusted Net Debt	$718,218	$552,335	$844,534

LTM Operating Profit/(Loss) (in US$ thousands)	$818,960	$752,951	$813,121
LTM Depreciation and amortization (in US$ thousands)	$365,137	$330,710	$352,837
LTM EBITDA (in US$ thousands)	$1,184,096	$1,083,661	$1,165,958

Adjusted Net Debt to EBITDA	0.6	0.5	0.7